Exhibit 99.1

Agora, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

February 22, 2022

SANTA CLARA, Calif. – (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2021.

“We closed the year with strong fourth-quarter results. The adoption of the Agora real-time engagement platform continues to grow, with our SDKs now installed globally in more applications than any of our competitors,” said Tony Zhao, founder, chairman, and CEO of Agora. “We continue to introduce innovative solutions for metaverse use cases, such as MetaKTV, MetaChat and 3D Spatial Audio, to empower developers to create connected virtual worlds without boundaries and strengthen our position as a premier infrastructure provider for the metaverse.”

Fourth Quarter 2021 Highlights

•	Total revenues for the quarter were $40.4 million, an increase of 21.5% from $33.3 million in the fourth quarter of 2020.

•	Active Customers as of December 31, 2021 were 2,670, excluding those for Easemob, an increase of 27.4% from 2,095 as of December 31, 2020.

•	Constant Currency Dollar-Based Net Expansion Rate, excluding Easemob, was 104% for the trailing 12-month period ended December 31, 2021.

•

Net loss for the quarter was $21.2 million, compared to net loss of $6.2 million in the fourth quarter of 2020. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $11.9 million, compared to the non-GAAP net loss of $3.2 million in the fourth quarter of 2020. Adjusted EBITDA for the quarter was negative $13.1 million, compared to negative $3.3 million in the fourth quarter of 2020.

•	Total cash, cash equivalents and short-term investments as of December 31, 2021 was $755.3 million.

•

Net cash generated from operating activities for the quarter was $5.1 million, compared to $2.0 million in the fourth quarter of 2020. Free cash flow for the quarter was $2.9 million, compared to negative $1.4 million in the fourth quarter of 2020.

Fiscal Year 2021 Highlights

•	Total revenues in 2021 were $168.0 million, an increase of 25.8% from $133.6 million in 2020.

•

Net loss in 2021 was $72.4 million, compared to net loss of $3.1 million in 2020. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss in 2021 was $33.5 million, compared to the non-GAAP net income of $8.9 million in 2020. Adjusted EBITDA in 2021 was negative $33.3 million, compared to $11.2 million in 2020.

•

Net cash used in operating activities in 2021 was $20.0 million, compared to net cash generated from operating activities of $6.6 million in 2020. Free cash flow in 2021 was negative $32.2 million, compared to negative $6.3 million in 2020.

Fourth Quarter 2021 Financial Results

Revenues

Total revenues were $40.4 million in the fourth quarter of 2021, an increase of 21.5% from $33.3 million in the same period last year, primarily due to increased usage of our video calling and voice calling products as a result of our business expansion and usage growth in emerging use cases.

Cost of Revenues

Cost of revenues was $15.0 million in the fourth quarter of 2021, an increase of 13.7% from $13.2 million in the same period last year, primarily due to increase in personnel costs as we continue to build our service team.

Gross Profit and Gross Margin

Gross profit was $25.4 million in the fourth quarter of 2021, an increase of 26.5% from $20.1 million in the same period last year. Gross margin was 63.0% in the fourth quarter of 2021, an increase of 2.6% from 60.4% in the same period last year, primarily due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $51.9 million in the fourth quarter of 2021, an increase of 81.9% from $28.5 million in the same period last year.

•

Research and development expenses were $28.8 million in the fourth quarter of 2021, an increase of 99.3% from $14.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $1.4 million in the fourth quarter of 2020 to $4.7 million in the fourth quarter of 2021.

•

Sales and marketing expenses were $13.8 million in the fourth quarter of 2021, an increase of 85.5% from $7.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $0.5 million in the fourth quarter of 2020 to $1.2 million in the fourth quarter of 2021, as well as higher advertising expenses compared to the same period in the prior year.

•

General and administrative expenses were $9.3 million in the fourth quarter of 2021, an increase of 40.0% from $6.7 million in the same period last year, primarily due to increased personnel costs as we continue to build our administration team, including an increase in share-based compensation from $1.0 million in the fourth quarter of 2020 to $2.0 million in the fourth quarter of 2021.

Other Operating Income

Other operating income was $1.7 million in the fourth quarter of 2021, compared to $0.7 million in the same period last year, primarily due to government subsidies.

Loss from Operations

Loss from operations was $24.8 million in the fourth quarter of 2021, compared to loss from operations of $7.7 million in the same period last year.

Interest Income

Interest income was $2.1 million in the fourth quarter of 2021, compared to $1.5 million in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from the private placement in the first quarter of 2021.

Investment Loss

Investment loss was $0.7 million in the fourth quarter of 2021, primarily due to the impairment of an investment in the fourth quarter of 2021, whereas there were no material investments in the same period last year.

Other income

Other income was $1.6 million in the fourth quarter of 2021, primarily due to the income of incentive payments from a depositary bank, whereas there were no material transactions in the same period last year.

Net Loss

Net loss was $21.2 million in the fourth quarter of 2021, compared to net loss of $6.2 million in the same period last year.

Net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders was $21.2 million in the fourth quarter of 2021, compared to $6.2 million in the same period last year.

Net loss per American Depositary Share

Net loss per American Depositary Share (“ADS”)1 was $0.19 in the fourth quarter of 2021, compared to $0.06 in the same period last year.

Fiscal Year 2021 Financial Results

Revenues

Total revenues in 2021 were $168.0 million, an increase of 25.8% from $133.6 million in 2020, primarily due to increased usage of our video calling and voice calling products as a result of our global business expansion, diversification of product portfolio and usage growth in emerging use cases.

Cost of Revenues

Cost of revenues in 2021 was $64.0 million, an increase of 35.5% from $47.2 million in 2020, primarily due to increases in bandwidth and co-location costs, personnel costs, and depreciation of servers and network equipment as we continue to scale our business.

Gross Profit and Gross Margin

Gross profit in 2021 was $104.0 million, an increase of 20.4% from $86.4 million in 2020. Gross margin in 2021 was 61.9%, a decrease of 2.8% from 64.7% in 2020, primarily due to our international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.

Operating Expenses

Operating expenses in 2021 were $187.3 million, an increase of 100.9% from $93.2 million in 2020.

•

Research and development expenses in 2021 were $110.7 million, an increase of 123.6% from $49.5 million in 2020, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $5.3 million in 2020 to $19.7 million in 2021.

•

Sales and marketing expenses in 2021 were $46.3 million, an increase of 79.9% from $25.7 million in 2020, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $2.1 million in 2020 to $4.8 million in 2021, as well as higher advertising expenses compared to the prior year.

•

General and administrative expenses in 2021 were $30.3 million, an increase of 68.4% from $18.0 million in 2020, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $4.2 million in 2020 to $6.0 million in 2021

[1] One ADS represents four Class A ordinary shares.

, as well as additional expected credit loss provisions recorded during the year under ASC 326, Measurement of Credit Losses on Financial Instruments.

Other Operating Income

Other operating income in 2021 was $2.6 million, compared to $1.7 million in 2020, primarily due to government subsidies.

Loss from Operations

Loss from operations in 2021 was $80.7 million, compared to $5.2 million in 2020.

Interest Income

Interest income in 2021 was $8.4 million, compared to $2.7 million in 2020, primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from our initial public offering and concurrent private placement in the second quarter of 2020 and the private placement in the first quarter of 2021.

Investment Loss

Investment loss in 2021 was $1.7 million, primarily due to an investment loss of an equity investment sold in the third quarter of 2021 and impairment of an investment in the fourth quarter of 2021, whereas there were no material investments in 2020.

Other income

Other income in 2021 was $1.6 million, primarily due to the income of incentive payments from a depositary bank, whereas there were no material transactions in 2020.

Net Loss

Net loss in 2021 was $72.4 million, compared to net loss of $3.1 million in 2020.

Net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders in 2021 was $72.4 million, compared to $203.3 million in 2020, primarily due to the accretion of preferred shares to redemption value before the completion of our initial public offering.

Net loss per American Depositary Share

Net loss per ADS in 2021 was $0.66, compared to $3.02 in 2020.

Financial Outlook

Based on currently available information, Agora expects total revenues for the year ending December 31, 2022 to be between $176 million and $178 million. This outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2021 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of the

COVID-19 pandemic and the new regulation on the K12 academic tutoring sector in China.

Earnings Call

Agora will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:

Event title: Agora, Inc. 4Q and Fiscal Year 2021 Financial Results

Conference ID: 5725678

Direct Event online registration: http://apac.directeventreg.com/registration/event/5725678

Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on February 22, 2022 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of

GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Impact of the Recently Adopted Accounting Pronouncement

Agora adopted ASU 2016-02, Leases (“ASC 842”) beginning January 1, 2021 and elected to use the modified retrospective method with the optional transition that allows for a cumulative-effect adjustment to the opening balance of retained earnings recorded on January 1, 2021, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2021, Agora recognized right of use assets as well as lease liabilities of $6.5 million for operating leases. Agora does not have any finance leases. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange

Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Suzanne Nguyen

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	285,668	111,218
Short-term investments	469,636	524,220
Accounts receivable, net	32,619	27,840
Prepayments and other current assets	8,801	7,459
Contract assets	962	-
Total current assets	797,686	670,737
Property and equipment, net	19,194	16,754
Operating lease right-of-use assets	7,436	-
Intangible assets	6,697	209
Goodwill	56,142	3,089
Long-term investments	53,925	-
Deferred tax assets	-	511
Other non-current assets	3,919	1,604
Total assets	944,999	692,904

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	5,309	7,721
Advances from customers	9,068	1,339
Taxes payable	2,435	2,172
Current operating lease liabilities	3,957	-
Accrued expenses and other current liabilities	53,034	25,075
Total current liabilities	73,803	36,307
Long-term payable	495	82
Long-term operating lease liabilities	3,452	-
Deferred tax liabilities	988	52
Total liabilities	78,738	36,441

Shareholders' equity:
Class A ordinary shares	37	33
Class B ordinary shares	8	8
Additional paid-in-capital	1,099,369	818,428
Accumulated other comprehensive loss	3,149	1,941
Accumulated deficit	(236,302)	(163,947)
Total shareholders' equity	866,261	656,463
Total liabilities and shareholders’ equity	944,999	692,904

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Real-time engagement service revenues	37,709	31,411	159,943	131,149
Other revenues	2,677	1,842	8,039	2,415
Total revenues	40,386	33,253	167,982	133,564
Cost of revenues	14,959	13,157	63,975	47,199
Gross profit	25,427	20,096	104,007	86,365
Operating expenses:
Research and development	28,779	14,438	110,666	49,494
Sales and marketing	13,798	7,437	46,276	25,724
General and administrative	9,338	6,668	30,326	18,010
Total operating expenses	51,915	28,543	187,268	93,228
Other operating income	1,728	698	2,568	1,672
Loss from operations	(24,760)	(7,749)	(80,693)	(5,191)
Exchange gain (loss)	765	(31)	557	(65)
Interest income	2,073	1,527	8,353	2,704
Investment loss	(692)	-	(1,659)	-
Other income	1,597	-	1,597	-
Loss before income taxes	(21,017)	(6,253)	(71,845)	(2,552)
Income taxes	(487)	71	(840)	(562)
Equity in income of affiliates	329	-	329	-
Net loss	(21,175)	(6,182)	(72,356)	(3,114)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	-	-	-	(6,715)
Less: accretion on convertible redeemable preferred shares to redemption value	-	-	-	(193,466)
Net loss attributable to ordinary shareholders	(21,175)	(6,182)	(72,356)	(203,295)
Other comprehensive loss:
Foreign currency translation adjustments	425	1,813	1,307	2,930
Unrealized loss on available-for-sale debt securities	(251)	-	(99)	-
Total comprehensive loss attributable to ordinary shareholders	(21,001)	(4,369)	(71,148)	(200,365)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.19)	(0.06)	(0.66)	(3.02)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	446,443,298	408,001,638	440,864,190	268,849,967

Share-based compensation expenses* included in:
Cost of revenues	423	18	879	357
Research and development expenses	4,684	1,411	19,737	5,312
Sales and marketing expenses	1,240	504	4,843	2,061
General and administrative expenses	2,005	1,015	6,022	4,244

* In the fourth quarter of 2020, Agora formally implemented the Venture Partners Plan, which is a new incentive plan that can be settled in shares or cash at the discretion of plan administrator. Therefore, $3.4M accrued in prior quarters of 2020 were reclassified from cash bonus expenses to share-based compensation expenses to reflect the costs related to the new incentive plan.

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Cash flows from operating activities:
Net loss	(21,175)	(6,182)	(72,356)	(3,114)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation expenses	8,352	2,948	31,481	11,974
Depreciation of property and equipment	2,303	1,514	8,281	4,460
Amortization of intangible assets	578	-	1,933	-
Deferred tax expense	437	378	238	378
Amortization of right-of-use asset and interest on lease liabilities	996	-	3,724	-
Change in the fair value of investments	-	33	1,064	-
Interest income on debt securities	(101)	-	(295)	-
Equity in income of affiliates	(263)	-	(329)	-
Impairments of long-term investments	626	-	626	-
Return on investment from equity affiliates	329	-	329	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	3,843	2,344	(3,685)	(9,789)
Contract assets	33	-	(240)	-
Prepayments and other current assets	(10)	(910)	(907)	(5,140)
Other non-current assets	171	(93)	(128)	(692)
Accounts payable	742	864	(734)	1,755
Advances from customers	999	151	878	335
Taxes payable	887	(715)	155	(450)
Operating lease liabilities	(1,023)	-	(3,995)	-
Deferred income	(288)	-	(102)	-
Accrued expenses and other liabilities	7,614	1,635	14,062	6,847
Net cash generated from (used in) operating activities	5,050	1,967	(20,000)	6,564
Cash flows from investing activities:
Purchase of short-term investments	(71,818)	(297,587)	(504,563)	(522,730)
Proceeds from sale and maturity of short-term investments	150,706	-	558,618	-
Purchase of property and equipment	(2,131)	(3,347)	(12,211)	(12,878)
Purchase of intangible assets	(20)	-	(263)	-
Purchase of long-term investment	(1,732)	-	(48,843)	-
Cash paid for acquisition, net of cash received	(13,936)	556	(50,566)	556
Return of investment from equity affiliates	138	-	138	-
Net cash generated from (used in) investing activities	61,207	(300,378)	(57,690)	(535,052)

Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	-	249,950	-
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of the issuance costs of nil	-	-	-	50,000
Proceeds from the IPO and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	-	(277)	-	483,628
Proceeds from exercise of employees’ share options	208	10	2,042	10
Payment of financing cost	(55)	-	(55)	-
Net cash provided by (used in) financing activities	153	(267)	251,937	533,638
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	9	114	279	465
Net increase (decrease) in cash, cash equivalents and restricted cash	66,419	(298,564)	174,526	5,615
Cash, cash equivalents and restricted cash at beginning of period *	219,405	409,862	111,298	105,683
Cash, cash equivalents and restricted cash at end of period **	285,824	111,298	285,824	111,298
Supplemental disclosure of cash flow information:
Income taxes paid	-	-	966	742
Cash payments included in the measurement of operating lease liabilities	1,023	-	3,995	-
Right-of-use assets obtained in exchange for operating lease obligations	664	-	4,300	-
Non-cash financing and investing activities:
Accretion to redemption value of convertible redeemable preferred shares	-	-	-	193,466
Deposits utilized for employees’ share option exercises	-	(339)	-	(339)
Payables for property and equipment	373	2,293	373	2,293
Payables for acquisition	-	3,150	4,603	3,150
Proceeds receivable from exercise of employees’ share options	329	612	329	612
Payables for financing cost	2,234	-	2,234	-
Payables for long-term investment	-	-	5,490	-

* includes restricted cash balance	156	80	80	80
** includes restricted cash balance	156	80	156	80

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
GAAP net loss	(21,175)	(6,182)	(72,356)	(3,114)
Add:
Share-based compensation expenses	8,352	2,948	31,481	11,974
Acquisition related expenses	425	-	5,780	-
Amortization expenses of acquired intangible assets	556	-	1,861	-
Income tax related to acquired intangible assets	(84)	-	(283)	-
Non-GAAP net (loss) income	(11,926)	(3,234)	(33,517)	8,860

Net loss	(21,175)	(6,182)	(72,356)	(3,114)
Excluding:
Exchange gain (loss)	765	(31)	557	(65)
Interest income	2,073	1,527	8,353	2,704
Investment loss	(692)	-	(1,659)	-
Other income	1,597	-	1,597	-
Equity in income of affiliates	329	-	329	-
Income taxes	(487)	71	(840)	(562)
Depreciation of property and equipment	2,303	1,514	8,281	4,460
Share-based compensation expenses	8,352	2,948	31,481	11,974
Acquisition related expenses	425	-	5,780	-
Amortization expenses of acquired intangible assets	556	-	1,861	-
Adjusted EBITDA	(13,124)	(3,287)	(33,290)	11,243

Net cash generated from (used in) operating activities	5,050	1,967	(20,000)	6,564
Purchase of property and equipment	(2,131)	(3,347)	(12,211)	(12,878)
Free Cash Flow	2,919	(1,380)	(32,211)	(6,314)
Net cash generated from (used in) investing activities	61,207	(300,378)	(57,690)	(535,052)
Net cash provided by (used in) financing activities	153	(267)	251,937	533,638